Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 1055)

THIRD QUARTERLY REPORT OF 2020

Summary

The 2020 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1

The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report of the Company.

1.3

The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the finance work of the Company,
Mr. Ma Xu Lun (Vice Chairman and President of the Company), and the responsible person of the accounting department, Ms. Wu Ying Xiang (Executive Vice President of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2020 third quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million        Currency: RMB

	30 September 2020	31 December 2019	Increase/ (decrease) (%)
Total assets	315,491	306,646	2.88
Total equity attributable to shareholders of the Company	72,091	63,863	12.88

	Nine months ended 30 September 2020	Nine months ended 30 September 2019	Increase/ (decrease) (%)
Net cash flows from operating activities	3,977	24,776	-83.95

	Nine months ended 30 September 2020	Nine months ended 30 September 2019	Increase/ (decrease) (%)
Operating revenue	65,350	116,665	-43.98
Net profit attributable to the shareholders of the Company	-7,463	4,078	-283.01
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	-7,816	3,601	-317.05
Weighted average return on net assets (%)	-11.20	6.26	Decreased by 17.46 percentage points
Basic earnings per share (RMB/share)	-0.55	0.33	-266.67
Diluted earnings per share (RMB /share)	-0.55	0.33	-266.67

Non-recurring gains and losses

Ö Applicable   ☐ Not applicable

Unit: Million        Currency: RMB

Items	Amount for the reporting period (July to September 2020)	Amount for the period from the beginning of the year to the end of the reporting period (January to September 2020)
Gains or losses on disposal of non-current assets	37	118
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	11	24
Gains or losses from changes in fair value of other non-current financial assets	-4	-10
Other non-operating income and expenses besides items above	115	466
Effect on non-controlling interests after taxation	-10	-96
Effect of income tax	-40	-149
Total	109	353

2.2

Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period.

Unit: Share

Total number of shareholders (shareholders)						233,457

Particulars of the top ten shareholders
				Pledged or frozen shares
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Share holding (%)	Number of shares subject to trading restrictions	Status	Number of shares	Capacity
China Southern Air Holding Company Limited	6,981,865,780	45.55	2,942,637,115	No	0	State-owned legal entity
Nan Lung Holding Limited	2,243,271,577	14.63	1,209,621,577	No	0	State-owned legal entity
HKSCC Nominees Limited	1,750,491,857	11.42	—	Not known	—	Overseas legal entity
Hong Kong Securities Clearing Company Limited	579,687,575	3.78	0	No	0	Overseas legal entity
China National Aviation Fuel Group Corporation	490,980,970	3.20	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	320,484,156	2.09	0	No	0	State-owned legal entity
American Airlines, Inc	270,606,272	1.77	0	No	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	242,524,916	1.58	0	No	0	State-owned legal entity
Spring Airlines Co., Ltd.	140,531,561	0.92	0	No	0	Domestic non-State-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.46	0	No	0	Domestic non-State-owned legal entity

Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

Name of the shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company Limited	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,750,491,857	Overseas listed foreign shares	1,750,491,857
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	579,687,575	RMB ordinary shares	579,687,575
China National Aviation Fuel Group Corporation	490,980,970	RMB ordinary shares	490,980,970
China Securities Finance Corporation Limited	320,484,156	RMB Ordinary shares	320,484,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	242,524,916	RMB Ordinary shares	242,524,916
Spring Airlines Co., Ltd.	140,531,561	RMB Ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB Ordinary shares	70,006,275
Explanation of the connected relationship or acting in concert relationship of the above shareholders

China Southern Air Holding Company Limited held aggregate 2,279,983,577 (including shares subject to trading restrictions) H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung Holding Limited and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other connected relationship between other shareholders.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

2.3

Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐ Applicable   Ö Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

Ö Applicable   ☐ Not applicable

For details of changes in important accounting estimates, please refer to the “Announcement of China Southern Airlines on Changes in Accounting Estimates” disclosed on the China Securities Journal, Shanghai Securities News, Securities Times and the Shanghai Stock Exchange website on August 29, 2020.

3.1.1	Significant changes in major items in consolidated balance sheet:

Description and reasons for changes of other financial statements items were as follows:

Unit: Million Currency: RMB

Items	End of the reporting period	End of the previous year	Percentage of change (%)	Main reason(s) for the change
Cash at bank and on hand	17,235	1,994	764.34	Mainly due to the increase of funds raised on special accounts from issuance of shares during the reporting period
Derivative financial assets	/	218	-100.00	Mainly due to the derecognition of derivative financial assets resulted from the maturity of cross currency swaps, and forward foreign exchange contracts were recognised as derivative financial liabilities resulted from the fair value changes affected by exchange rate fluctuations during the reporting period
Prepayments	457	1,591	-71.28	Mainly due to the decrease in prepayments for jet fuel
Other receivables	1,637	2,358	-30.58	Mainly due to the receipt of government grants during the reporting period
Intangible assets	6,004	3,709	61.88	Mainly because the land use rights of the Beijing New Airport China Southern Airlines base were transferred from construction in progress
Deferred tax assets	6,191	2,697	129.55	Mainly due to the increase in deferred tax assets calculated at the income tax rate as a result of the loss during the reporting period
Bills payable	573	/	/	Mainly due to the increase in the use of settlement by bills during the reporting period
Sales in advance of carriage	5,162	10,303	-49.90	Mainly due to the decrease of sales in advance of carriage resulted from the effect of COVID-19 pandemic
Long-term loans	7,628	2,391	219.03	Mainly due to the increase of long-term borrowings during the reporting period
Bonds payable	20,085	11,246	78.60	Mainly due to the issuance of medium-term notes during the reporting period

3.1.2	Significant changes in major items in consolidated income statement:

Unit: Million Currency: RMB

Items	Nine months ended 30 September 2020	Nine months ended 30 September 2019	Percentage of change (%)	Main reason(s) for the change
Operating revenue	65,350	116,665	-43.98	Mainly due to the combined effect of the decrease of passenger revenue and the increase of cargo and mail revenue resulted from the effect of COVID-19 pandemic
Cost of sales	67,572	99,547	-32.12	Mainly due to the decrease of traffic volume resulted from the effect of COVID-19 pandemic, together with the decrease of jet fuel price
Financial expenses	3,866	7,146	-45.9	Mainly due to the fluctuation of exchange rate of Renminbi against US dollar
Investment income	-477	550	-186.73	Mainly due to the loss made by the associates resulted from the effect of COVID-19 pandemic
Gains/(losses) arising from changes in fair value	-55	506	-110.87	Mainly due to the maturity of cross currency swaps, and affected by exchange rate fluctuations, forward foreign exchange contracts resulted a negative fair value changes during the reporting period
Gains/(losses) on disposal of assets	126	53	137.74	Mainly due to the disposal of fixed assets during the reporting period

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: Million Currency: RMB

Items	Nine months ended 30 September 2020	Nine months ended 30 September 2019	Percentage of change (%)	Main reason(s) for the change
Net cash flows from operating activities	3,977	24,776	-83.95	Mainly due to the decrease of operating revenue resulted from the effect of COVID-19 pandemic
Net cash flows from investing activities	-1,550	-11,671	-86.72	Mainly due to the decrease of aircraft introduced
Net cash flows from financing activities	12,119	-19,304	162.78	Mainly due to the increase in issuance of shares, borrowings, medium-term notes and corporate bonds during the reporting period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

Ö Applicable   ☐ Not applicable

On 21 September 2020, the Company received the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) issued by the China Securities Regulatory Commission, approving the Company’s public issuance of convertible bonds with a total amount of RMB16 billion. On 13 October 2020, the Company issued relevant announcements, such as the “Announcement on the Public Issuance of A Share Convertible Bonds by China Southern Airlines” and the “Prospectus for the Public Issuance of A Share Convertible Bonds by China Southern Airlines”, to start the public issuance of A share convertible bonds. On 16 October 2020, the Company issued the “Announcement on China Southern Airlines’ Public Issuance of A Share Convertible Bonds Online Issuance Rate and Priority Placement Results”. On 19 October 2020, the Company issued the “Announcement on the Results of the Online Issuance of A Share Convertible Bonds by China Southern Airlines”. On 21 October 2020, the Company published the “Announcement on the Results of China Southern Airlines’ Public Issuance of A Share Convertible Bonds”. The said public issuance of A Share Convertible Bonds has been completed smoothly. On 30 October 2020, the Company issued the “Announcement for the Listing of A Share Convertible Bonds by China Southern Airlines”. The said A Share Convertible Bonds publicly issued will be listed on 3 November 2020.. For details of the above announcements, please refer to the announcements disclosed by the Company in the “China Securities Journal”, “Shanghai Securities News”, “Securities Times” and the website of the Shanghai Stock Exchange.

3.3	Status on the guarantee provided by the Company

As of the date of this report, the Company and its holding subsidiaries have established 46 special purpose vehicles (“SPVs”) including China Southern Airlines No. 1 to No. 27, Chongqing Airlines No. 1 to No. 2 and Xiamen Airlines No. 1 to No. 17. The amounts of guarantee actually provided by the Company to China Southern Airlines No. 1 to No. 10, China Southern Airlines No. 12 to No. 26 were approximately US$150 million, US$139 million, US$89 million, US$16 million, US$62 million, US$35 million, US$35 million, US$35 million, US$588 million, US$517 million, US$25 million, US$25 million, US$33 million, US$311 million, US$527 million, US$149 million, US$250 million, US$51 million, US$51 million, US$48 million, US$48 million, US$48 million, US$278 million, US$204 million and US$473 million, respectively. The amounts of guarantee actually provided by Chongqing Airlines to Chongqing Airlines No. 1 to No. 2 were approximately US$360 million and US$33 million, respectively. The amounts of guarantee actually provided by Xiamen Airlines to Xiamen Airlines No. 1 to No. 17 were approximately US$17 million, US$11 million, US$11 million, US$14 million, US$15 million, US$20 million, US$9 million, US$14 million, US$15 million, US$15 million, US$16 million, US$13 million, US$19 million, US$18 million, US$18 million, US$13 million and US$12 million, respectively. The total amounts of guarantees provided by the Company and its holding subsidiaries for the aforementioned 44 SPVs were approximately US$4.83 billion, equivalent to approximately RMB 32.893 billion (calculated based on the exchange rate of US$1 to RMB1:6.8101), all of which fall within the authorized scope of guarantee approved by the Company in its general meeting of shareholders.

3.4	Undertakings of overdue performance during the reporting period

☐ Applicable   Ö Not applicable

3.5

Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

Ö Applicable   ☐ Not applicable

In the first three quarters of 2020, affected by the COVID-19 pandemic, the global aviation industry has experienced severe challenges. With the gradual stabilization of the domestic pandemic control situation, domestic’s civil aviation is showing a steady recovery and development trend, however, due to the impact of the overseas pandemic, the scale of passenger transportation on international routes continues to remain low. In the face of unprecedented difficulties, the Group is taking pandemic prevention and control as part of its normal operations. On one hand, the Group has been strengthening its cost control to make every effort to reduce the losses caused by the pandemic and actively seek policy support and, on the other hand, seizing market opportunities to adopt various measures to increase passenger and freight revenue, and to help the Company survive the pandemic smoothly. In view of the huge losses caused by the pandemic to the aviation industry and the global economy, it is expected that the operating results of the Group in 2020 will be materially and adversely affected. Investors are advised to pay attention to investment risks.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 October 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 30 September 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2020	31 December 2019
Current assets:
Cash at bank and on hand	17,235	1,994
Derivative financial assets		218
Bills receivable		1
Accounts receivable	3,038	3,197
Prepayments	457	1,591
Other receivables	1,637	2,358
Including: Interest receivable	32	8
Dividends receivable	101	7
Inventories	2,131	1,893
Other current assets	5,905	5,486
Total current assets	30,403	16,738
Non-current assets:
Long-term equity investments	5,595	6,445
Other equity instrument investments	938	1,049
Other non-current financial assets	96	106
Investment properties	309	304
Fixed assets	84,395	84,374
Construction in progress	32,872	39,344
Right-of-use assets	146,472	149,941
Intangible assets	6,004	3,709
Long-term deferred expenses	697	652
Deferred tax assets	6,191	2,697
Other non-current assets	1,519	1,287
Total non-current assets	285,088	289,908
Total assets	315,491	306,646
Current liabilities:
Short-term loans	11,247	12,250
Derivative financial liabilities	25
Bills payable	573
Accounts payable	12,108	13,797
Sales in advance of carriage	5,162	10,303
Contract liabilities	1,539	1,610
Employee benefits payable	3,313	3,976
Taxes payable	630	760
Other payables	8,720	7,503
Including: Interest payable	718	345
Dividends payable	26	6
Non-current liabilities due within one year	21,722	22,794
Other current liabilities	24,300	22,497
Total current liabilities	89,339	95,490

Non-current liabilities:
Long-term loans	7,628	2,391
Bonds payable	20,085	11,246
Lease liabilities	107,707	114,076
Deferred income	826	833
Deferred tax liabilities	98	232
Other non-current liabilities	5,777	5,324
Total non-current liabilities	142,121	134,102
Total liabilities	231,460	229,592
Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	15,329	12,267
Capital reserve	38,350	25,623
Other comprehensive income	308	406
Surplus reserve	2,579	2,579
Retained earnings	15,525	22,988
Total equity attributable to shareholders of the Company	72,091	63,863
Non-controlling interests	11,940	13,191
Total owners’ equity(or shareholders’ equity)	84,031	77,054
Total liabilities and owners’ equity(or shareholders’ equity)	315,491	306,646

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department:Ms.Wu Ying Xiang

Balance Sheet of the Company

As at 30 September 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2020	31 December 2019
Current assets:
Cash at bank and on hand	11,592	937
Derivative financial assets		218
Accounts receivable	1,359	3,102
Prepayments	625	1,684
Other receivables	1,391	1,752
Including: Interest receivable	150	135
Dividends receivable	98	7
Inventories	1,443	1,235
Assets held for sale		689
Other current assets	4,617	4,508
Total current assets	21,027	14,125
Non-current assets:
Long-term equity investments	15,183	15,044
Other equity instrument investments	188	188
Other non-current financial assets	21	22
Investment properties	452	435
Fixed assets	56,873	56,774
Construction in progress	23,815	30,233
Right-of-use assets	122,563	123,618
Intangible assets	4,275	1,967
Long-term deferred expenses	71	78
Deferred tax assets	5,569	2,536
Other non-current assets	1,333	1,034
Total non-current assets	230,343	231,929
Total assets	251,370	246,054
Current liabilities:
Short-term loans	8,391	15,079
Derivative financial liabilities	25
Bills payable	573
Accounts payable	8,152	10,107
Sales in advance of carriage	3,798	8,318
Contract liabilities	1,359	1,442
Employee benefits payable	1,693	2,916
Taxes payable	143	91
Other payables	7,624	9,527
Including: Interest payable	584	304
Dividends payable
Non-current liabilities due within one year	17,169	18,176
Other current liabilities	23,501	19,498
Total current liabilities	72,428	85,154

Non-current liabilities:
Long-term loans	6,979	2,320
Bonds payable	15,988	8,149
Lease liabilities	90,293	94,075
Deferred income	439	442
Other non-current liabilities	4,113	3,827
Total non-current liabilities	117,812	108,813
Total liabilities	190,240	193,967
Owners’ equity
Share capital (or issued capital)	15,329	12,267
Capital reserve	38,423	25,541
Other comprehensive income	18	68
Surplus reserve	2,579	2,579
Retained earnings	4,781	11,632
Total owners’ equity (or shareholders’ equity)	61,130	52,087
Total liabilities and owners’ equity (or shareholders’ equity)	251,370	246,054

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Ms. Wu Ying Xiang

Consolidated Income Statement

For the nine months ended 30 September 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2020	Third quarter of 2019	Nine months ended 30 September 2020	Nine months ended 30 September 2019
1. Total revenue	26,386	43,726	65,350	116,665
Including: Operating revenue	26,386	43,726	65,350	116,665
2. Total operating costs	26,443	42,180	78,470	115,242
Including: Cost of sales	24,428	35,102	67,572	99,547
Taxes and surcharges	65	84	206	270
Selling and distribution expenses	1,490	1,978	3,825	5,311
General and administrative expenses	1,013	1,039	2,728	2,735
Research and development expenses	109	74	273	233
Financial expenses	-662	3,903	3,866	7,146
Including: interest expenses	1,673	1,512	5,078	4,388
Interest income	118	6	160	64
Add: Other income	1,124	1,044	2,318	2,887
Investment income (“-” for losses)	108	351	-477	550
Including: Share of profit of associates and joint ventures	104	349	-555	511
Gains/(losses) arising from changes in fair value (“-” for losses)	-141	383	-55	506
Credit losses (“-” for losses)		-1	-13	-1
Gains/(losses) on disposal of assets	45	16	126	53
3. Operating profit (“-” for losses)	1,079	3,339	-11,221	5,418
Add: Non-operating income	161	300	560	635
Less: Non-operating expenses	43	1	78	15
4. Total profits (“-” for losses)	1,197	3,638	-10,739	6,038
Less: Income tax expenses	267	783	-2,193	1,471
5. Net profit (“-” for net losses)	930	2,855	-8,546	4,567
(1) By continuity
1) Net profit from continuing operations (“-” for net losses)	930	2,855	-8,546	4,567
2) Net profit from discontinued operations (“-” for net losses)
(2) By ownership
1) Net profit attributable to shareholders of the Company	711	2,388	-7,463	4,078
2) Non-controlling interests	219	467	-1,083	489
6. Other comprehensive income, net of tax	5	-21	-137	-72
Other comprehensive income (net of tax) attributable to shareholders of the Company	5	-22	-98	-73
(1) Items that will not be reclassified to profit or loss		1	-47	3
1) Equity-accounted investees - share of other comprehensive income (non-recycling)		1	-2	3
2) Changes in fair value of other equity instruments			-45
(2) Items that may be reclassified subsequently to profit or loss:	5	-23	-51	-76
1) Equity-accounted investees - share of other comprehensive income (recycling)			-6
2) Cash flow hedge: net movement in the hedging reserve (effective portion in cash flow hedge)	5	-21	-44	-66
3) Translation differences arising on translation of foreign currency financial statements		-2	-1	-10
Other comprehensive income (net of tax) attributable to non-controlling interests		1	-39	1
7. Total comprehensive income	935	2,834	-8,683	4,495
(1) Attributable to shareholders of the Company	716	2,366	-7,561	4,005
(2) Attributable to non-controlling interests	219	468	-1,122	490
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.05	0.22	-0.55	0.33
(2) Diluted earnings per share (RMB/share)	0.05	0.22	-0.55	0.33

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Ms. Wu Ying Xiang

Income Statement of the Company

For the nine months ended 30 September 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2020	Third quarter of 2019	Nine months ended 30 September 2020	Nine months ended 30 September 2019
1. Total revenue	16,535	30,004	40,798	80,356
Less: Cost of sales	16,708	24,426	46,302	68,731
Taxes and surcharges	34	44	120	115
Selling and distribution expenses	928	1,363	2,413	3,545
General and administrative expenses	631	637	1,629	1,609
Research and development expenses	50	37	133	132
Financial expenses	-636	3,092	2,906	5,463
Including: Interest expense	1,298	1,195	3,908	3,248
Interest income	86	8	120	46
Add: Other income	446	688	969	1,735
Investment income (“-” for losses)	402	392	1,761	556
Including: Share of profit of associates and joint ventures	105	347	-556	496
Gains/(losses) arising from changes in fair value (“-” for losses)	-133	389	-44	512
Credit losses (“-” for losses)	-1		-13
Gains/(losses) on disposal of assets	19	1	81	73
2. Operating profit (“-” for losses)	-447	1,875	-9,951	3,637
Add: Non-operating income	146	263	364	552
Less: Non-operating expenses	32	-3	61	6
3. Total profits (“-” for losses)	-333	2,141	-9,648	4,183
Less: Income tax expenses	-234	435	-2,797	905
4. Net profit (“-” for net losses)	-99	1,706	-6,851	3,278
(1) Net profit from continuing operations (“-” for net losses)	-99	1,706	-6,851	3,278
(2) Net profit from discontinued operations (“-” for net losses)
5. Other comprehensive income, net of tax	5	-21	-50	-66
(1) Items that will not be reclassified to profit or loss
(2) Items that may be reclassified to profit or loss:	5	-21	-50	-66
1) Equity-accounted investees - share of other comprehensive income (recycling)			-6
2) Cash flow hedge: net movement in the hedging (effective portion in cash flow hedge)	5	-21	-44	-66
6. Total comprehensive income	-94	1,685	-6,901	3,212

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Ms. Wu Ying Xiang

Consolidated Cash Flow Statement

For the nine months ended 30 September 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2020	Nine months ended 30 September 2019
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	64,528	126,797
Refund of taxes and surcharges	342	30
Proceeds from other operating activities	3,057	2,641
Sub-total of operating cash inflows from operating activities	67,927	129,468
Payment for goods and services	43,653	82,998
Payment to and for employees	17,251	18,101
Payment of taxes and surcharges	2,213	2,649
Payment for other operating activities	833	944
Sub-total of cash outflows from operating activities	63,950	104,692
Net cash flows from operating activities	3,977	24,776
2. Cash flows from investment activities:
Proceeds from disposal of investments	3	467
Investment income received	281	182
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	2,699	554
Proceeds from other investing activities	178	72
Sub-total of cash inflows from investing activities	3,161	1,275
Payment for acquisition of fixed assets, intangible assets and other long-term assets	3,989	12,314
Payment for acquisition of investments	722	632
Sub-total of cash outflows from investment activities	4,711	12,946
Net cash flows from investing activities	-1,550	-11,671
3. Cash flows from financing activities:
Proceeds from investors	15,951
Proceeds from borrowings	50,704	23,265
Proceeds from issuance of bonds	56,300	36,700
Sub-total of cash inflows from financing activities	122,955	59,965
Repayments of borrowings	105,705	73,665
Payment for dividends, profit distributions or interest	4,871	5,604
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	5	38
Payment for purchase of non-controlling interests of a subsidiary	260
Sub-total of cash outflows from financing activities	110,836	79,269
Net cash flows from financing activities	12,119	-19,304
4. Effect of changes in exchange rate on cash and cash equivalents	-8	9
5. Net increase in cash and cash equivalents	14,538	-6,190
Add: Cash and cash equivalents at the beginning of the period	1,849	7,192
6. Cash and cash equivalents at the end of the period	16,387	1,002

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Ms. Wu Ying Xiang

Cash Flow Statement of the Company

For the nine months ended 30 September 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2020	Nine months ended 30 September 2019
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	41,421	88,084
Refund of taxes and surcharges	18	23
Proceeds from other operating activities	1,388	1,968
Sub-total of operating cash inflows from operating activities	42,827	90,075
Payment for goods and services	33,855	56,684
Payment to and for employees	11,039	12,542
Payment of taxes and surcharges	497	1,965
Payment for other operating activities	388	593
Sub-total of cash outflows from operating activities	45,779	71,784
Net cash flows from operating activities	-2,952	18,291
2. Cash flows from investment activities:
Proceeds from disposal of investments		467
Investment income received	2,674	244
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	3,062	37
Proceeds from other investing activities	142	44
Sub-total of cash inflows from investing activities	5,878	792
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,817	9,139
Payment for acquisition of investments	436	757
Sub-total of cash outflows from investment activities	3,253	9,896
Net cash flows from investing activities	2,625	-9,104
3. Cash flows from financing activities:
Proceeds from investors	15,951
Proceeds from borrowings	43,820	22,427
Proceeds from issuance of bonds	51,000	33,500
Sub-total of cash inflows from financing activities	110,771	55,927
Repayments of borrowings	95,895	64,094
Payment for dividends, profit distributions or interest	3,886	4,073
Sub-total of cash outflows from financing activities	99,781	68,167
Net cash flows from financing activities	10,990	-12,240
4. Effect of changes in exchange rate on cash and cash equivalents	-8	8
5. Net increase in cash and cash equivalents	10,655	-3,045
Add: Cash and cash equivalents at the beginning of the period	859	3,620
6. Cash and cash equivalents at the end of the period	11,514	575

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Ms. Wu Ying Xiang

4.2	Audited Report

☐ Applicable   Ö Not applicable